Exhibit 99.2

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
 Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports third quarter 2008 results
TORONTO (October 30, 2008) — Sun Life Financial Inc. (TSX/NYSE: SLF) reported a net loss of $396 million for the third quarter of 2008, compared with net income of $577 million in the same period last year. Fully diluted loss per share of $0.71 decreased $1.71 from earnings per share (EPS)(1) of $1.00 in the third quarter of 2007.
Third quarter results were significantly impacted by a deterioration in global capital markets. Results this quarter include credit market impacts of $636 million, including the charges related to the Company’s previously disclosed holdings in Lehman Brothers, Washington Mutual and American International Group (AIG), as well as $326 million of charges related to equity market impacts.
“Unprecedented events in the global financial sector characterized the third quarter and significantly impacted our results. Despite these extraordinary occurrences, Sun Life is well positioned to manage through this challenging economic environment,” said Donald A. Stewart, Chief Executive Officer.
“The organization’s operations, earnings power, and strong brands remain fundamentally sound, further supported by its solid capital position, strong balance sheet and diversified business model.
“Sun Life is undertaking a number of steps to address current disruptions in the markets which demonstrates our confidence in our business model, strategy and the future. This includes augmented management in key affected businesses and investing for the future in Asia. We plan to maintain our existing dividend policy and level of common shareholder dividends,” he added.
“Sun Life remains well positioned to capitalize on the intensifying demand from individuals and corporations for reliable protection and investment products. Most importantly, we are maintaining an intense focus on serving our 25 million customers worldwide.”
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2008, the Sun Life Financial group of companies had total assets under management of $389 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

(1)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
Sun Life Financial Inc. | sunlife.com     1

MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended September 30, 2008
Dated October 30, 2008
Earnings and profitability
The financial results presented in this document are unaudited.
FINANCIAL SUMMARY

	Quarterly results					Year to date
	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income (loss) ($ millions)	(396)	519	533	555	577	656	1,664

Operating earnings (loss)(1) ($ millions)	(396)	519	533	560	583	656	1,734

Basic earnings (loss) per common share (EPS) ($)	(0.71)	0.92	0.95	0.98	1.02	1.17	2.92
Fully diluted EPS ($)	(0.71)	0.91	0.93	0.97	1.00	1.14	2.88
Fully diluted operating EPS(1) ($)	(0.71)	0.91	0.93	0.98	1.01	1.14	3.00

Return on common equity (ROE) (%)	(10.2)	12.9	13.4	14.2	14.7	5.6	13.7
Operating ROE(1) (%)	(10.2)	12.9	13.4	14.3	14.8	5.6	14.3

Average common shares outstanding (millions)	559.7	561.6	563.8	566.2	567.8	561.7	570.0
Closing common shares outstanding (millions)	559.7	559.9	561.9	564.1	566.4	559.7	566.4

Sun Life Financial Inc.(2) reported a net loss attributable to common shareholders of $396 million for the quarter ended September 30, 2008, compared with net income of $577 million in the third quarter of 2007. The Company incurred operating losses of $396 million for the third quarter of 2008 compared with operating earnings of $583 million in the third quarter of 2007.
Net losses in the third quarter of 2008 were driven by asset impairments and credit-related losses, including write-downs related to the Company’s holdings in Lehman Brothers, Washington Mutual and AIG, of $636 million, a steep decline in equity markets, resulting in charges to net income of $326 million, as well as the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance.
Q3 2008 – CAPITAL MARKET IMPACT ON EARNINGS

($ millions, after-tax)
Asset impairments & credit related losses		Equity markets

Write-downs:
Lehman Brothers	234	Impact on current period fees & present value of
Washington Mutual	228	future fees due to lower account values (unhedged)	131
Other	114	Increase in reserves for segregated fund guarantee

	576	benefits & other reserve changes (net of hedging)	134
Downgrades:	60	Increase in reserves for universal life benefits (unhedged)	61

Total	636	Total	326

Excluding the capital market impacts described in the table above, earnings for the third quarter of 2008 were $566 million or $1.00 per share.
ROE for the third quarter of 2008 was a negative 10.2% compared with 14.7% for the third quarter of 2007. The negative ROE resulted from the loss per share of $0.71, which was lower than EPS(3) of $1.00 reported in the prior year.
Operating loss per share for the third quarter of 2008 was $0.71, down $1.72 from operating EPS of $1.01 in the third quarter of 2007. Operating ROE of negative 10.2% for the quarter was down from operating ROE of 14.8% in the third quarter of 2007.
Common shareholders net income for the first nine months of 2008 was $656 million, a decrease of $1.0 billion compared to the same period in 2007. Earnings in the first nine months of 2008 were affected by credit-related losses, including write-downs related to the Company’s holdings in Lehman Brothers, Washington Mutual and AIG, a steep decline in equity markets, the impact of wider credit spreads and increased investment in growth in SLF Asia as well as the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance. Results for the first nine months of 2007 included after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.

(1)	Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures.”

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial.”

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
2     Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 5 to Sun Life Financial Inc.’s third quarter 2008 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures.”
SLF CANADA

	Quarterly results					Year to date
	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income ($ millions)
Individual Insurance & Investments	28	177	149	147	152	354	475
Group Benefits	81	80	49	76	59	210	179
Group Wealth	48	39	49	40	46	136	133

Total	157	296	247	263	257	700	787
ROE (%)	8.8	16.7	14.1	15.0	14.7	13.2	15.0

SLF Canada’s earnings decreased by $100 million, or 39%, compared to the third quarter of 2007. This decrease is mainly attributable to charges of $126 million from the impact of declining equity markets and asset impairments and credit-related losses of $59 million. This was partly offset by favourable morbidity experience, increased interest rates and asset reinvestment gains from wider credit spreads.
•	Individual Insurance & Investments earnings for the third quarter of 2008 decreased by 82% from the third quarter of 2007. Earnings in the third quarter of 2008 were unfavourably impacted by charges of $126 million related to a decline in equity markets and asset impairments and credit-related losses of $38 million. These charges were partially offset by increased interest rates and asset reinvestment gains from wider credit spreads.

•	Group Benefits earnings for the third quarter of 2008 increased by 37% from the third quarter of 2007 due primarily to favourable morbidity experience.

•	Group Wealth earnings for the third quarter of 2008 were relatively unchanged compared to the third quarter of 2007.
Nine-month earnings decreased by $87 million, or 11%, over the same period in 2007. This decrease was mainly attributable to the impact of declining equity markets and credit-related losses, partially offset by more favourable morbidity experience and asset reinvestment gains from wider credit spreads in 2008.
Despite the volatility and uncertainty created by the disruption in global capital markets, SLF Canada maintained strong sales momentum. In Individual Insurance & Investments, segregated fund sales, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 34% to $598 million in the third quarter of 2008 over the same period last year. In Group Wealth, Group Retirement Services sales increased by 128% to $1.2 billion over the third quarter of 2007, including $174 million of retained assets from members leaving plans, representing a 41% retention ratio.
SLF U.S.

	Quarterly results					Year to date
	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income (loss) (US$ millions)
Annuities	(456)	22	75	57	99	(359)	259
Individual Insurance	(76)	35	19	84	41	(22)	83
Employee Benefits Group (EBG)	30	25	19	24	22	74	46

Total (US$ millions)	(502)	82	113	165	162	(307)	388
Total (C$ millions)	(533)	83	113	157	170	(337)	424
ROE (%)	n/m	7.8	10.7	15.3	14.7	n/m	12.9

Earnings for SLF U.S. decreased C$703 million, compared to the third quarter of 2007. In U.S. dollars, earnings decreased by US$664 million, compared to the third quarter of 2007. Earnings decreased in the third quarter of 2008 primarily as a result of credit-related losses, including impairments of US$460 million, and the reserve impact of US$170 million required by changes in capital markets. The increase in variable annuity reserves was driven by a decline in variable annuity accounts which, although partially offset by the benefit of hedges, increased the value of guaranteed benefits, and lowered the expected stream of future fee income.
Sun Life Financial Inc. | sunlife.com   3

Management’s discussion and analysis
•	Annuities earnings decreased by US$555 million compared to the third quarter of 2007 primarily as a result of credit-related losses, including impairments of US$328 million, and the negative impact of capital market movements on annuity reserves amounting to US$170 million.
•	Individual Insurance earnings were lower by US$117 million compared to the third quarter of 2007 primarily due to credit-related losses, including impairments of US$124 million.
•	Employee Benefits Group earnings were higher by US$8 million compared to the third quarter of 2007 as a result of favourable morbidity experience.
Nine-month earnings decreased by US$695 million compared to the same period in 2007 due to credit-related losses, including impairments, the negative impact of financial market movements on actuarial reserves for the variable annuity block and the negative impact of wider credit spreads and credit-related allowances on actuarial reserves for the fixed annuity block. The negative impact of these amounts was partially offset by positive variable annuity hedge experience in Annuities, the favourable impact of the acquisition in the second quarter of 2007 in EBG and decreased new business strain on universal life sales in Individual Insurance.
During the third quarter of 2008, Sun Life Financial appointed Jon A. Boscia as President, Sun Life Financial, with overall responsibility for the Company’s U.S. business as well as worldwide marketing. Also joining SLF U.S.’s operations are Westley V. Thompson and Terrence J. Mullen who will serve as President, SLF U.S., and President, Sun Life Financial Distributors, respectively. Bob Salipante, former President of SLF U.S., was appointed President, SLF International, assuming enterprise-wide responsibility for information technology, shared business services, SLF U.K., Reinsurance and other international strategic initiatives, with continued responsibility for leading Sun Life’s Bermuda operations, International Variable Annuity Center, Group Business International, and International Distribution.
MFS

	Quarterly results					Year to date

	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income (US$ millions)	47	55	59	74	65	161	188
Common shareholders’ net income (C$ millions)	49	56	59	73	68	164	208
Pre-tax operating profit margin ratio(4)	29%	34%	35%	40%	36%	33%	35%
Average net assets (US$ billions)	176	191	187	203	199	185	196
Assets under management (US$ billions)	162	183	184	200	204	162	204
Net sales (redemptions) (US$ billions)	(2.0)	1.0	(2.7)	(3.2)	(0.9)	(3.7)	(0.8)
Market movement (US$ billions)	(19.4)	(2.0)	(12.5)	(1.5)	3.3	(33.9)	17.2
S&P 500 Index (daily average)	1,255	1,371	1,349	1,495	1,489	1,325	1,471

Earnings for MFS decreased C$19 million, or 28%, compared to the third quarter of 2007. In U.S. dollars, third quarter earnings were US$47 million, US$18 million, or 28%, lower than in the third quarter of 2007 primarily due to lower average net assets as a result of a decline in equity markets. Average net assets of US$176 billion decreased 12% compared to the third quarter of 2007.
Nine-month earnings decreased by US$27 million, or 14%, compared to the same period in 2007 primarily due to lower average net assets as a result of a decline in equity markets.
Total assets under management at September 30, 2008 were US$162 billion, a decrease of US$21 billion compared to June 30, 2008, driven by market depreciation of US$19.4 billion, and net redemptions of US$2.0 billion. Despite volatile market conditions, fund performance at MFS remained strong with 95%, 95% and 83% of fund assets ranked in the top half of their Lipper Category Average over 3, 5 and 10 years, respectively, as of September 30, 2008.
SLF ASIA

	Quarterly results					Year to date

	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income (loss) ($ millions)	(8)	12	13	38	30	17	85
ROE (%)	(2.7)	4.1	4.4	13.6	10.9	1.9	10.1

Third quarter 2008 loss for SLF Asia of $8 million was down by $38 million from earnings of $30 million in the third quarter of 2007 primarily due to credit-related losses of $18 million, and increased investment in growth in India.
Nine-month earnings for the period ended September 30, 2008 were down 80% from last year due to the effect of wider credit spreads in Hong Kong and increased investment in growth in India. These decreases were partially offset by the effect of reserve changes in Hong Kong and in the Philippines.
(4)	Pre-tax operating profit margin ratio is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures.”
4     Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
SLF Asia individual life insurance sales in the third quarter of 2008 were up 11% over the same period last year, driven primarily by continued sales momentum in India. In local currency, individual life insurance sales in India were up 33% from increased distribution reach, where the direct sales force now exceeds 130,000 advisors across 600 branches. In the Philippines, individual life insurance sales were up 6% from higher traditional product sales. Traditional product sales were up in Hong Kong and China by 130% and 70%, respectively, offset by lower unit-linked product sales on concerns over market volatility. In China, Sun Life Everbright Life Insurance Company opened its sixth branch in Guangzhou, the capital city of the Guangdong province in Southern China, bringing its presence to 18 cities in China.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups.

	Quarterly results					Year to date

	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	69	41	59	23	48	169	190
SLF Reinsurance	(93)	(1)	22	25	21	(72)	72
Corporate Support	(37)	32	20	(24)	(17)	15	(102)

Total	(61)	72	101	24	52	112	160

     Earnings in the third quarter of 2008 decreased by $113 million compared to the third quarter of 2007 due to the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance as well as a decline due to equity markets of $12 million and losses on asset impairments of $43 million in Corporate Support. These decreases were partially offset by higher earnings in SLF U.K. as a result of the favourable impact of an internal reinsurance transaction.
Nine-month earnings decreased by $48 million, or 30%, over the same period in 2007 due to the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance. Results in the first nine months of 2007 included after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading, and consequently changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found in Sun Life Financial Inc.’s annual Management’s Discussion and Analysis (MD&A).

	Quarterly results					Year to date

	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	2008	2007

Revenues ($ millions)
SLF Canada	1,279	2,276	2,320	2,610	2,500	5,875	6,675
SLF U.S.	546	1,624	1,060	1,637	2,052	3,230	6,193
MFS	342	367	362	390	417	1,071	1,297
SLF Asia	180	71	119	294	286	370	683
Corporate	213	73	25	474	444	311	935

Total as reported	2,560	4,411	3,886	5,405	5,699	10,857	15,783

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(3,009)	(1,214)	(1,760)	(209)	(154)	(5,983)	(1,467)

Total adjusted revenue	5,569	5,625	5,646	5,614	5,853	16,840	17,250

Sun Life Financial Inc. | sunlife.com      5

Management’s discussion and analysis
Revenues for the third quarter of 2008 were $2.6 billion, down $3.1 billion from the comparable period a year ago. The primary reason for the decrease was the unfavourable impact on market values of $3.0 billion for held-for-trading assets and non-hedging derivatives compared to $154 million in the third quarter of 2007. After adjusting for the impact of currency and fair value changes in held-for-trading assets the third quarter 2008 revenue of $5.6 billion was $284 million lower than the same period a year ago. This decrease was primarily driven by an increase of $237 million in realized losses and write-downs on available-for-sale assets, lower interest and limited partnership income and lower fee income of $105 million only partly offset by increased premium income of $153 million.
Premium revenue of $3.6 billion in the third quarter of 2008 was up $153 million from the third quarter of 2007. Increased annuity revenues of $237 million in SLF U.S. on higher sales, higher life and health insurance premiums of $70 million in SLF Canada, growth of $43 million in life insurance premiums in SLF Asia and SLF Reinsurance were partly offset by a reduction of $167 million in SLF U.S. Life insurance premiums, mostly from lower sales.
Net investment losses were $1.7 billion in the third quarter of 2008 compared to net investment income of $1.4 billion in the same period a year ago. The third quarter 2008 income was negatively impacted by unrealized losses of $3.0 billion on held-for-trading assets and derivatives compared to unrealized losses of $154 million a year ago. Volatile equity markets, wider credit spreads and global economic turbulence, particularly in the financial sector, were the most significant reasons for the negative results in 2008.
Fee income of $693 million in the third quarter of 2008 was down $105 million compared to the same period in the previous year, with lower fees of $47 million earned in SLF U.S. mostly due to the sale of Independent Financial Marketing Group and Sun Life Retirement Services (U.S.), Inc. MFS was also down $56 million mostly from the impact of lower average net assets.
Total revenues of $10.9 billion for the nine months ended September 30, 2008 decreased by $4.9 billion compared to the same period in 2007 primarily from lower net investment income. Net investment losses were $1.4 billion for the nine months ended September 30, 2008 compared to net investment income of $3.4 billion for the same period a year ago. The decrease was primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets and non-hedging derivatives during the first nine months of 2008 of $5.7 billion compared to $1.5 billion for the same period a year ago. There was also a reduction of $415 million in total revenues as a result of changes in foreign exchange rates and a reduction of $246 million due to higher realized losses and write-downs on available-for-sale assets.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $388.7 billion as at September 30, 2008 compared to $414.2 billion as at June 30, 2008, and $428.1 billion as at September 30, 2007. The decrease of $25.5 billion between June 30, 2008 and September 30, 2008 resulted primarily from:
(i)	negative market movements of $29.4 billion;

(ii)	a decrease of $3.0 billion from the change in value of held-for-trading assets;

(iii)	net redemptions of mutual, managed and segregated funds of $2.1 billion; partially offset by

(iv)	an increase of $8.7 billion from a weaker Canadian dollar compared to the prior period exchange rates.
AUM decreased $39.4 billion between September 30, 2007 and September 30, 2008. The reduction in AUM related primarily to:
(i)	declining market performance that lowered AUM by $48.9 billion;

(ii)	net redemptions of mutual, managed and segregated funds of $2.3 billion;

(iii)	a decrease of $5.7 billion from the change in value of held-for-trading assets; partly offset by

(iv)	an increase of $16.0 billion from the weakening of the Canadian dollar against foreign currencies.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $113.2 billion as at September 30, 2008, compared to $114.7 billion a year earlier, with the unfavourable impact of $5.7 billion from the change in value of held-for-trading assets only partly offset by an increase of $2.7 billion from currency fluctuations.
Total general fund assets decreased by $2.3 billion from the December 31, 2007 level of $115.5 billion. The favourable impact of $2.5 billion from currency fluctuations was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
Actuarial and other policy liabilities of $77.6 billion as at September 30, 2008 decreased by $2.5 billion compared to September 30, 2007, mainly due to the decrease in actuarial and other policy liabilities related to the corresponding changes in fair value of held-for-trading assets. The currency effect resulting from an appreciated Canadian dollar at the end of the third quarter of 2008 compared to the same period a year ago increased actuarial and other policy liabilities by $1.7 billion.
Actuarial and other policy liabilities were lower by $2.3 billion compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities resulting from the corresponding changes in fair value of held-for-trading assets was partially offset by $1.6 billion in currency fluctuations.
6     Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $16.5 billion as at September 30, 2008 compared to $17.5 billion as at June 30, 2008 and $17.1 billion as at December 31, 2007. The decrease of $964 million between June 30, 2008 and September 30, 2008 resulted primarily from:
(i)	shareholders’ net loss of $378 million, before preferred share dividends of $18 million;

(ii)	unrealized losses on available-for-sale assets in other comprehensive income (OCI) of $659 million;

(iii)	common share dividend payments of $202 million; partly offset by

(iv)	the contribution from common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $4 million; and

(v)	an increase of $289 million from currency fluctuations.
Shareholders’ equity decreased $603 million between December 31, 2007 and September 30, 2008. The decrease in shareholders’ equity related primarily to:
(i)	unrealized losses on available-for-sale assets in OCI of $1.0 billion;

(ii)	common share dividend payments of $607 million; and

(iii)	the cost of common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $161 million; partially offset by

(iv)	shareholders’ net income of $709 million, before preferred share dividends of $53 million; and

(v)	an increase of $536 million from currency fluctuations.
As at October 27, 2008, Sun Life Financial Inc. had 559.7 million common shares and 61.0 million preferred shares outstanding.
CASH FLOWS

	Quarterly results		Year to date

($ millions)	Q3’08	Q3’07	2008	2007

Cash and cash equivalents, beginning of period	3,114	3,313	3,603	4,936
Cash flows provided by (used in):
Operating activities	1,126	794	1,918	587
Financing activities	(188)	(326)	(10)	(726)
Investing activities	949	299	(534)	(530)
Changes due to fluctuations in exchange rates	117	(191)	141	(378)

Increase (decrease) in cash and cash equivalents	2,004	576	1,515	(1,047)

Cash and cash equivalents, end of period	5,118	3,889	5,118	3,889
Short-term securities, end of period	1,496	1,016	1,496	1,016

Total cash, cash equivalents and short-term securities	6,614	4,905	6,614	4,905

Net cash, cash equivalents and short-term securities of $6.6 billion as at the end of the third quarter of 2008 were up by $1.7 billion compared to the third quarter of 2007. Cash generated by operations was $332 million higher in the third quarter of 2008 than 2007. The increase was mainly due to increased premiums and lower maturities and surrenders in SLF U.S. annuities. Cash provided by investing activities was up by $650 million in the third quarter of 2008 compared with the same quarter of 2007. The increase was due to lower levels of bond investments in the third quarter of 2008 than 2007. Cash used by financing activities in the third quarter of 2008 was $138 million lower than in the same period a year ago mainly from lower levels of common share repurchase. Currency fluctuations increased cash balances by $117 million in the third quarter of 2008 compared to a reduction of $191 million in the comparable period a year ago.
There was an increase in cash and cash equivalents of $1.5 billion in the first nine months of 2008 compared to a $1.0 billion decrease in cash and cash equivalents in the same period of 2007. Cash generated from operating activities was up by $1.3 billion, primarily due to decreased commissions and operating expenses and lower levels of maturities and surrenders.
Cash used in financing activities in the first nine months of 2008 decreased by $716 million from the first nine months of 2007 as the US$600 million Partnership Capital Securities were redeemed during 2007. Financing activities also reflected the issuance of $750 million in principal amount of subordinated unsecured debentures in the first nine months of 2008 as compared to the $400 million in principal amount of subordinated unsecured debentures, $250 million in principal amount of senior unsecured debentures and preferred shares of $250 million issued in the first three quarters of 2007. Repurchase of common shares was also lower by $156 million in the first nine months of 2008 than 2007.
Currency fluctuations increased cash balances by $141 million in the first nine months of 2008 compared to a reduction of $378 million in the comparable period a year ago.
Sun Life Financial Inc. | sunlife.com       7

Management’s discussion and analysis
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.
QUARTERLY FINANCIAL SUMMARY

	Quarterly results

	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06

Common shareholders’ net income (loss) ($ millions)	(396)	519	533	555	577	590	497	545

Operating earnings (loss) ($ millions)	(396)	519	533	560	583	593	558	545

Basic EPS ($)	(0.71)	0.92	0.95	0.98	1.02	1.03	0.87	0.95

Fully diluted EPS ($)	(0.71)	0.91	0.93	0.97	1.00	1.02	0.86	0.94

Fully diluted operating EPS ($)	(0.71)	0.91	0.93	0.98	1.01	1.03	0.96	0.94

Total revenue ($ millions)	2,560	4,411	3,886	5,405	5,699	4,500	5,584	6,137

Total AUM ($ billions)	389	414	417	426	428	440	451	442

INVESTMENTS
The Company had total general fund invested assets of $100.7 billion as at September 30, 2008. The majority of the Company’s general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 84% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at September 30, 2008. The remaining 7% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
As at September 30, 2008, the Company held $56.6 billion of bonds, which constituted 56% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 68%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio as at September 30, 2008, down from 98% at December 31, 2007.
As at September 30, 2008, the Company held $10.5 billion of non-public bonds, which constituted 18.6% of the Company’s overall bond portfolio. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at September 30, 2008, compared to 76% as at December 31, 2007.
The Company had total exposure of $750 million to monoline insurers as at September 30, 2008, of which $80 million, or 10.7%, represented direct exposure to the monoline insurers and $670 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance, 94% of the underlying bonds have an investment grade credit rating (0.7% AAA, 9.9% AA, 35.7% A and 47.3% BBB) and 6% have a rating of BB or lower. At September 30, 2008, no single insurer represented more than 35.5% of the total monoline exposure and no underlying issuer represented more than 10.5% of the total exposure in connection with monoline insurers.
In the aggregate, the Company recognized impairment-related pre-tax losses of $702 million during the quarter in connection with held-for-trading and available-for-sale assets. These impairments were mainly due to Lehman Brothers and Washington Mutual bond holdings. Tax recoveries of $65 million and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after-tax loss of $576 million on the impairments during the quarter. The Company has not recognized a tax recovery on $268 million of unrealized capital losses related to these impairments in SLF U.S., which are only available in the U.S. to offset capital gains. In the future when capital gains are available to offset these capital losses, it is estimated that an additional tax benefit of $94 million, based on current tax rules, will be recorded on these losses.
The Company’s gross unrealized losses as at September 30, 2008 for available-for-sale bonds were $1.1 billion. In addition, the fair value of held-for-trading bonds was $4.4 billion below par as at September 30, 2008. The total difference between fair value and par value is largely due to the widening of credit spreads primarily in the financial and securitization sectors representing $3.7 billion of the total.
The Company’s bond portfolio as at September 30, 2008 included $15.0 billion in the financial sector, representing approximately 26% of the Company’s bond portfolio, or 14.9% of the Company’s total invested assets. This compares to $16.6 billion as at December 31, 2007. The $1.6 billion decrease in the value of financial sector bond holdings is primarily the result of the impact of higher credit spreads on asset values.
8     Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
The Company’s bond portfolio as at September 30, 2008 included $5.7 billion of asset-backed securities reported as bonds, representing approximately 10% of the Company’s bond portfolio, or 5.6% of the Company’s total invested assets. This compares to $6.6 billion as at December 31, 2007. The $0.9 billion decrease in the value of asset-backed securities is primarily the result of the impact of higher credit spreads on asset values.

	September 30, 2008		December 31, 2007

	Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	2,149	99.6%	2,523	99.6%
Residential mortgage-backed securities
Agency	1,145	100.0%	1,112	100.0%
Non-agency	1,156	98.7%	1,486	99.9%
Collateralized debt obligations	337	96.9%	422	97.5%
Other*	874	98.3%	1,075	99.6%

Total	5,661	99.1%	6,618	99.6%

*	Other includes subprime, a portion of the Company’s exposure to Alt-A and other asset-backed securities
The Company’s asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

		RMBS –	RMBS –
As at September 30, 2008	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	66.6%	100.0%	34.3%	48.1%	34.7%
AA	8.3%	0.0%	45.3%	19.8%	20.6%
A	10.4%	0.0%	13.9%	16.6%	30.4%
BBB	14.3%	0.0%	5.2%	12.4%	12.6%
BB & Below	0.4%	0.0%	1.3%	3.1%	1.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	80.3%	60.9%	86.9%	67.5%	71.0%
2006	14.7%	9.7%	11.0%	17.0%	14.9%
2007	4.8%	11.4%	2.1%	15.5%	2.5%
2008	0.2%	18.0%	0.0%	0.0%	11.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities; CDOs = Collateralized Debt Obligations.

		RMBS –	RMBS –
As at December 31, 2007	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	63.2%	100.0%	31.8%	43.8%	35.0%
AA	8.3%	0.0%	48.2%	41.4%	22.5%
A	10.5%	0.0%	14.7%	11.7%	28.4%
BBB	17.6%	0.0%	5.2%	0.6%	13.7%
BB & Below	0.4%	0.0%	0.1%	2.5%	0.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	79.9%	68.6%	84.7%	61.5%	80.4%
2006	15.3%	10.3%	12.6%	21.0%	15.9%
2007	4.8%	21.1%	2.7%	17.5%	3.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage Backed Securities; RMBS = Residential Mortgage Backed Securities; CDOs = Collateralized Debt Obligations.
As at September 30, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $229 million and $158 million, respectively, together representing approximately 0.4% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 94% of these investments either were issued before 2006 or have an “AAA” rating.
Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	September 30, 2008	December 31, 2007

Net fair value	504	1,309
Total notional amount	49,852	42,642
Credit equivalent amount	1,983	2,351
Risk-weighted credit equivalent amount	46	56

The total notional amount increased to $49.9 billion as at September 30, 2008, from $42.6 billion as at December 31, 2007, and the net fair value decreased to $0.5 billion as at September 30, 2008 from the December 31, 2007 amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $86.9 million as at September 30, 2008, $38.2 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at September 30, 2008, compared with $2.9 billion as at December 31, 2007.
CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
As an insurance holding company, Sun Life Financial is expected to manage its capital for all of its subsidiaries in a manner commensurate with its risk profile and control environment.
Sun Life Assurance Company of Canada (Sun Life Assurance), the Company’s principal operating subsidiary in Canada, is subject to Minimum Continuing Capital Surplus Requirements (MCCSR). The Office of the Superintendent of Financial Institutions (OSFI) generally expects life insurance companies to maintain an MCCSR ratio of 150% or greater. With an MCCSR ratio of 202% Sun Life Assurance was well above minimum regulatory capital levels as at September 30, 2008, compared to 213% as at December 31, 2007. The drop in the MCCSR ratio is primarily due to market impacts during the first nine-months of 2008 and write-downs on assets in Sun Life Assurance’s investment portfolio. Other subsidiaries are subject to local capital requirements in the jurisdictions in which they operate.
The Company maintains a liquidity position that exceeds all the liabilities payable on demand. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs. As at September 30, 2008 Sun Life maintained cash, cash equivalents and short-term securities totalling more than $6.6 billion. In addition, the Company’s investment portfolio contains over $12 billion of government bonds.
OUTLOOK AND RISK FACTORS
During the third quarter of 2008, global capital markets deteriorated, increasing the possibility that the global economy could be entering a recessionary period. If these unprecedented levels of volatility and market turmoil continue, the Company’s financial results would be materially impacted. The risks described below should be considered in conjunction with other risk factors described in Sun Life Financial Inc.’s annual MD&A and Annual Information Form (AIF) for the year ended December 31, 2007.
The Company has a high-quality, well-diversified investment portfolio in several asset classes. The bond portfolio (making up $56.6 billion of the Company’s total invested assets) is well diversified, both geographically and by sector. The Company also has a $15.5 billion mortgage portfolio with approximately 4,500 mortgages and $4.6 billion in direct real estate. Continued deterioration in the global markets could adversely impact the Company’s invested asset portfolio, including asset classes such as equities, commercial mortgages and real estate, through realized or unrealized losses and increased provisions for asset default.
10     Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
Continued volatility in the capital markets, including deteriorating credit, may also have a significant impact on the value of the fixed income assets in the Company’s investment portfolio. Events that result in defaults, impairments or downgrades of the securities within the investment portfolio would cause the Company to record realized or unrealized losses and increase its provisions for asset default, adversely impacting earnings.
Credit spreads on corporate bonds and asset-backed securities have widened significantly throughout the first nine months of 2008. Further widening of credit spreads may have a material impact on the value of fixed income assets. For certain products the decrease in market value due to spread widening may lead to losses in the event of the liquidation of assets prior to maturity.
Declining and volatile equity markets may have a negative impact on sales and redemptions of variable insurance and annuity products. As well, certain annuity and segregated fund products have guarantees that are exposed to equity market performance. The cost of providing for these guarantees increases under adverse market conditions. Declines in equity markets will result in lower fee income and earnings in the Company’s wealth management businesses where results of these operations are based upon the fair value of assets under management or administration.
Movements in interest rates could have an adverse impact on the Company’s business and profitability in several ways. Volatility in interest rates may have a negative impact on sales of certain insurance and annuity products and adversely impact the expected pattern of surrenders on existing policies. Rapid increases in interest rates may increase the risk that policyholders will surrender their contracts, forcing the Company to liquidate investment assets at a loss. Conversely, rapid declines in interest rates would increase the value of fixed income assets, but may result in reinvestment at significantly lower investment yields, resulting in lower earnings. The Company manages the risk of investing in a changing interest rate environment, but may not be able to fully mitigate the interest rate risk of the Company’s assets relative to its liabilities. As well, certain products have explicit or implicit interest rate guarantees and, if interest rates fall below those guarantee levels, the Company may be required to increase actuarial liabilities with an adverse affect on earnings.
Sun Life has implemented hedging programs aimed at reducing the potential impact of capital market volatility on the value of certain guaranteed benefits. To the extent that positions are not fully hedged, or are subject to other risk factors such as model risk, basis risk and operational risk, the hedging programs may be subject to reduced effectiveness or increased costs, adversely impacting the Company’s financial position and results of operations.
The Company engages in transactions including securities lending, repurchase agreements and capital markets transactions, including reserve financing and corporate funding. The cost and the Company’s ability to execute these transactions may be negatively impacted by market volatility. Continued disruption in financial markets may limit the Company’s access to capital in the event the Company is required to seek additional liquidity. Declining equity markets, downgrades and widening credit spreads on corporate bonds and asset backed securities will result in an increase in required capital and a reduction in available capital for regulatory purposes. On October 28, 2008, OSFI announced draft revisions to segregated fund MCCSR guidelines. These revisions seek to reduce volatility in capital requirements by distinguishing between lower capital required to support distant policyholder payments and higher capital to support near-term policyholder obligations. The Company is examining the impact of OSFI’s revisions on its capital requirements.
The Company’s earnings will also be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.
MARKET SENSITIVITY
The value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets. The estimated impact from these obligations on the Company from an immediate 10% increase across all equity markets as at September 30, 2008, would be an increase in net income of $159 million; conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income of $222 million.
The value of the Company’s policyholder obligations for all policies is sensitive to interest rates. The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at September 30, 2008, across the yield curve in all markets, would be an increase in net income of $75 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $125 million.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk
Sun Life Financial Inc. | sunlife.com       11

Management’s discussion and analysis
management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and AIF for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change with movements in market levels, business portfolio changes, or as management actions are taken. Additional discussion on risks associated with global market disruptions can be found in “Outlook and Risk Factors.”
REGULATORY AND LEGAL MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes during the Company’s most recent three-month period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises. In order to prepare for the conversion to IFRS, the Company has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	education and training requirements;
•	accounting policy changes;
•	financial disclosure requirements;
•	information technology and data systems impacts;
•	internal control over financial reporting; and
•	impacts on business groups and functions.
The Company has established a formal project governance structure that includes a Steering Committee (consisting of senior management from Finance throughout the organization, Internal Audit and Information Technology), a Technical and Business Review Committee and many issue-specific working groups. Periodic updates are provided to the senior executives and to the Audit Committee of our Board of Directors.
Key elements of the plan that are currently in progress include on-going education and training sessions for employees throughout the organization, determination of changes in accounting policies (including insurance contract classifications), the related impact analysis and financial disclosure requirements.
As implications of the adoption are identified, information technology and data systems impacts will be assessed. Similarly, impacts on business activities will be assessed as differences are identified between the Company’s current accounting policies and IFRS. As the implementation process develops, the Company will continue to revisit its changeover plan; accordingly, changes to the plan may be required as more information on the adoption of IFRS becomes known.
SUBSEQUENT EVENTS
On October 6, 2008, Sun Life Financial announced the sale of its 37% interest in Cl Financial Income Fund for $2.3 billion to Scotiabank in an all cash, private transaction. The transaction, which is subject to regulatory approval, is expected to close in the fourth quarter and generate a pre-tax accounting gain of $1.1 billion.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Management measures the performance of the Company’s business segments using ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly
12      Sun Life Financial Inc. | Third Quarter 2008

Management’s discussion and analysis
and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

($ millions)	Quarterly results
	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07	Q1’07	Q4’06

Reported earnings (GAAP)	(396)	519	533	555	577	590	497	545
After-tax gain (loss) on special items
Clarica brand write-off	—	—	—	—	—	—	(43)	—
Re-branding expenses in Canada	—	—	—	(3)	(5)	(2)	—	—
EBG integration costs	—	—	—	(2)	(1)	(1)	—	—
Premium to redeem Partnership Capital Securities	—	—	—	—	—	—	(18)	—

Total special items	—	—	—	(5)	(6)	(3)	(61)	—

Operating earnings	(396)	519	533	560	583	593	558	545

FORWARD-LOOKING STATEMENTS
Certain statements in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk-mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. | sunlife.com       13

Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended		For the nine months ended
		September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars except for per share amounts)		2008	2007	2008	2007

Revenue
Premium income:
Annuities		$1,145	$939	$2,844	$2,797
Life insurance		1,449	1,551	4,267	4,532
Health insurance		1,017	968	2,991	2,646

		3,611	3,458	10,102	9,975

Net investment income (Note 7):
Change in fair value of held-for-trading assets		(2,862)	(185)	(5,210)	(1,767)
Income (loss) from derivative investments		(145)	36	(560)	315
Net gains (losses) on available-for-sale assets		(227)	10	(175)	71
Other net investment income		1,490	1,582	4,587	4,737

		(1,744)	1,443	(1,358)	3,356

Fee income		693	798	2,113	2,452

		2,560	5,699	10,857	15,783

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,081	1,357	3,686	4,794
Annuity payments		343	348	1,027	1,056
Death and disability benefits		679	671	2,047	2,014
Health benefits		713	693	2,167	1,933
Policyholder dividends and interest on claims and deposits		357	289	940	940

		3,173	3,358	9,867	10,737

Net transfers to segregated funds		165	212	473	765
Decrease in actuarial liabilities (Note 9)		(1,504)	(49)	(4,044)	(2,136)
Commissions		397	457	1,149	1,391
Operating expenses		704	799	2,168	2,427
Premium taxes		56	75	171	187
Interest expense		80	91	279	258

		3,071	4,943	10,063	13,629

Income (loss) before income taxes and non-controlling interests		(511)	756	794	2,154
Income taxes expense (benefit)		(138)	149	63	406
Non-controlling interests in net income of subsidiaries		6	10	20	26

Total net income (loss)		(379)	597	711	1,722
Less: Participating policyholders’ net income (loss)		(1)	2	2	6

Shareholders’ net income (loss)		(378)	595	709	1,716
Less: Preferred shareholder dividends		18	18	53	52

Common shareholders’ net income (loss)		$(396)	$577	$656	$1,664

Average exchange rates:
	U.S. dollars	1.04	1.05	1.02	1.11
	U.K. pounds	1.97	2.11	1.98	2.20

Earnings per share (Note 4)
Basic		$(0.71)	$1.02	$1.17	$2.92
Diluted		$(0.71)	$1.00	$1.14	$2.88
Weighted average shares outstanding in millions (Note 4)
Basic		560	568	562	570
Diluted		560	570	563	573
The attached notes form part of these interim consolidated financial statements.
14       Sun Life Financial Inc. | Third Quarter 2008

Interim consolidated financial statements
Consolidated balance sheets

		As at
		September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)		2008	2007	2007

Assets
Bonds — held-for-trading		$47,116	$50,608	$51,016
Bonds — available-for-sale		9,523	9,148	8,308
Mortgages and corporate loans		21,366	20,742	20,212
Stocks — held-for-trading		3,876	4,438	4,533
Stocks — available-for-sale		629	788	765
Real estate		4,638	4,303	4,009
Cash, cash equivalents and short-term securities		6,614	5,500	4,905
Derivative assets		1,468	1,947	2,083
Policy loans and other invested assets*		4,505	4,349	4,298
Other invested assets — held-for-trading		351	440	381
Other invested assets — available-for-sale		660	757	744

Invested assets		100,746	103,020	101,254
Goodwill		6,235	6,018	6,084
Intangible assets		827	775	712
Other assets		5,403	5,654	6,626

Total general fund assets		$113,211	$115,467	$114,676

Segregated funds net assets		$69,042	$73,205	$72,723

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 9)		$77,556	$79,830	$80,102
Amounts on deposit		3,758	3,747	3,604
Deferred net realized gains		258	276	264
Senior debentures		3,013	3,014	3,014
Derivative liabilities		964	638	409
Other liabilities		8,448	8,851	8,351

Total general fund liabilities		93,997	96,356	95,744
Subordinated debt (Note 6)		2,553	1,796	1,823
Non-controlling interests in subsidiaries		42	98	81
Total equity		16,619	17,217	17,028

Total general fund liabilities and equity		$113,211	$115,467	$114,676

Segregated funds contract liabilities		$69,042	$73,205	$72,723

Exchange rate at balance sheet date:
	U.S. dollars	1.06	1.00	0.99
	U.K. pounds	1.90	1.98	2.03

*	For subsequent event, see Note 3.
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com       15

Interim consolidated financial statements
Consolidated statements of equity

	For the nine months ended
	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2008	2007

Preferred shares
Balance, beginning of period	$—	$1,495	$1,495	$1,250
Preferred shares issued	—	—	—	250
Issuance costs, net of taxes	—	—	—	(5)

Balance, end of period	—	1,495	1,495	1,495

Common shares
Balance, beginning of period	—	7,033	7,033	7,082
Stock options exercised	—	8	8	59
Common shares purchased for cancellation (Note 6)	—	(60)	(60)	(83)

Balance, end of period	—	6,981	6,981	7,058

Contributed surplus
Balance, beginning of period	—	62	62	72
Stock-based compensation	—	48	48	—
Stock options exercised	—	—	—	(10)

Balance, end of period	—	110	110	62

Retained earnings
Balance, beginning of period	109	11,282	11,391	10,309
Net income	2	709	711	1,722
Dividends on common shares	—	(607)	(607)	(559)
Dividends on preferred shares	—	(53)	(53)	(52)
Common shares purchased for cancellation (Note 6)	—	(157)	(157)	(290)

Balance, end of period	111	11,174	11,285	11,130

Accumulated other comprehensive income (loss), net of taxes (Note 10)
Balance, beginning of period	(14)	(2,750)	(2,764)	(978)
Total other comprehensive income (loss)	3	(491)	(488)	(1,739)

Balance, end of period	(11)	(3,241)	(3,252)	(2,717)

Total retained earnings and accumulated other comprehensive income	100	7,933	8,033	8,413

Total equity	$100	$16,519	$16,619	$17,028

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized (losses) gains on available-for-sale assets	$—	$(996)	$(996)	$79
Unrealized foreign currency translation losses, net of hedging activities	(11)	(2,271)	(2,282)	(2,806)
Unrealized gains on derivatives designated as cash flow hedges	—	26	26	10

Balance, end of period	$(11)	$(3,241)	$(3,252)	$(2,717)

Consolidated statements of comprehensive income

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Total net income (loss)	$(379)	$597	$711	$1,722
Other comprehensive income (loss), net of taxes (Note 10):
Unrealized foreign currency translation gains (losses), excluding hedges	390	(800)	653	(1,800)
Unrealized foreign currency gains (losses), net investment hedges	(99)	147	(114)	319
Unrealized gains (losses) on available-for-sale assets	(834)	29	(1,155)	(206)
Reclassifications to net income (loss) for available-for-sale assets	175	(23)	134	(64)
Unrealized gains (losses) on cash flow hedging instruments	(3)	27	(16)	16
Reclassifications to net income (loss) for cash flow hedges	3	(1)	10	(4)

Total other comprehensive loss	(368)	(621)	(488)	(1,739)

Total comprehensive income (loss)	(747)	(24)	223	(17)

Less: Participating policyholders’ net income (loss)	(1)	2	2	6
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	2	(2)	3	(5)

Shareholders’ comprehensive income (loss)	$(748)	$(24)	$218	$(18)

The attached notes form part of these interim consolidated financial statements.
16       Sun Life Financial Inc. | Third Quarter 2008

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Cash flows provided by (used in) operating activities
Total net income	$(379)	$597	$711	$1,722
Items not affecting cash:
Decrease in actuarial and other policy-related liabilities	(1,515)	(53)	(4,030)	(2,008)
Unrealized losses on held-for-trading assets and derivatives	2,546	343	5,169	1,845
Amortization of deferred gains and unrealized gains on real estate investments	(38)	(32)	(105)	(88)
Accrued expenses and taxes	106	259	(350)	54
Investment income due and accrued	(30)	(44)	(55)	(56)
Other items not affecting cash	(204)	(83)	(124)	(419)
Realized losses (gains) on held-for-trading and available-for-sale assets	656	(187)	730	(436)
New mutual fund business acquisition costs capitalized	(23)	(12)	(44)	(46)
Redemption fees of mutual funds	7	6	16	19

Net cash provided by operating activities	1,126	794	1,918	587

Cash flows provided by (used in) financing activities
Borrowed funds	(15)	21	(5)	47
Issuance of senior unsecured financing	52	—	118	250
Issuance of senior debentures	—	—	—	—
Redemption of partnership capital securities	—	—	—	(692)
Redemption of senior debentures	—	(35)	—	(35)
Issuance of subordinated debt (Note 6)	—	—	746	398
Issuance of preferred shares	—	—	—	250
Payments to underwriters	—	—	—	(9)
Issuance of common shares on exercise of stock options	3	12	8	49
Common shares purchased for cancellation (Note 6)	(8)	(113)	(217)	(373)
Dividends paid on common shares	(202)	(193)	(607)	(559)
Dividends paid on preferred shares	(18)	(18)	(53)	(52)

Net cash used in financing activities	(188)	(326)	(10)	(726)

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	4,865	7,321	18,132	21,389
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(4,820)	(7,428)	(19,112)	(21,751)
Policy loans	(22)	(15)	(66)	(33)
Short-term securities	733	223	380	236
Cash cost of acquisition	—	—	—	(725)
Cash and cash equivalents acquired on acquisition	—	—	—	141
Other investments	193	198	132	213

Net cash provided by (used in) investing activities	949	299	(534)	(530)

Changes due to fluctuations in exchange rates	117	(191)	141	(378)

Increase (decrease) in cash and cash equivalents	2,004	576	1,515	(1,047)
Cash and cash equivalents, beginning of period	3,114	3,313	3,603	4,936

Cash and cash equivalents, end of period	5,118	3,889	5,118	3,889
Short-term securities, end of period	1,496	1,016	1,496	1,016

Cash, cash equivalents and short-term securities, end of period	$6,614	$4,905	$6,614	$4,905

Supplementary information
Cash and cash equivalents:
Cash			$706	$674
Cash equivalents			4,412	3,215

			$5,118	$3,889

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$34	$78	$216	$184

Income taxes, net of refunds	$82	$68	$361	$456

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

For the three months ended			For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2008	2007

Additions to segregated funds
Deposits:
Annuities	$2,383	$2,265	$7,094	$7,120
Life insurance	287	1,924	1,432	2,971

	2,670	4,189	8,526	10,091
Net transfers from general funds	165	212	473	765
Net realized and unrealized (losses) gains	(6,135)	(270)	(9,411)	2,385
Other investment income	488	616	1,463	1,609

	(2,812)	4,747	1,051	14,850

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,827	2,021	6,026	6,566
Management fees	218	234	655	645
Taxes and other expenses	51	38	104	144
Effect of changes in currency exchange rates	(705)	2,495	(1,571)	5,561

	1,391	4,788	5,214	12,916

Net additions (reductions) to segregated funds for the period	(4,203)	(41)	(4,163)	1,934
Segregated funds net assets, beginning of period	73,245	72,764	73,205	70,789

Segregated funds net assets, end of period	$69,042	$72,723	$69,042	$72,723

Consolidated statements of segregated funds net assets

		As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2008	2007	2007

Assets
Segregated and mutual fund units	$52,623	$58,185	$57,662
Stocks	6,236	7,376	7,539
Bonds	8,612	7,868	7,551
Cash, cash equivalents and short-term securities	794	863	753
Real estate	193	202	256
Mortgages	39	38	36
Other assets	2,416	906	3,030

	70,913	75,438	76,827

Liabilities	1,871	2,233	4,104

Net assets attributable to segregated funds policyholders	$69,042	$73,205	$72,723

The attached notes form part of these interim consolidated financial statements.
18     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2007 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2008
CAPITAL DISCLOSURES AND FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION
On January 1, 2008, the Company adopted three new Canadian Institute of Chartered Accountants (CICA) Handbook Sections: Section 1535, Capital Disclosures; Section 3862, Financial Instruments — Disclosures; and Section 3863, Financial Instruments — Presentation. Section 1535 requires disclosure of an entity’s objectives, policies and processes for managing capital; information about what the entity regards as capital; whether the entity has complied with any capital requirements; and the consequences of not complying with these capital requirements. Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation. Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires enhanced financial instrument disclosures focusing on disclosures related to the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures required are included in Notes 6 and 8 of these interim consolidated financial statements.
INCOME STATEMENT PRESENTATION OF A TAX LOSS CARRYFORWARD RECOGNIZED FOLLOWING AN UNREALIZED GAIN RECORDED IN OTHER COMPREHENSIVE INCOME
In the third quarter of 2008, the Company adopted, on a retrospective basis, Emerging Issues Committee abstract (EIC) 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income. This EIC requires that tax benefits from the recognition of tax loss carryforwards resulting from the recording of unrealized gains in other comprehensive income (OCI), such as unrealized gains on available-for-sale financial assets, be recognized in net income. The adoption of this EIC did not have a material impact on the interim consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
GOODWILL AND INTANGIBLE ASSETS
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from international reporting standards. The Company will adopt the new standards on January 1, 2009. The Company does not expect the adoption of this Section to have a material impact on the consolidated financial statements.
3. Disposals
On February 29, 2008, the Company sold Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to Hartford Financial Services LLC. The sale is not material to these interim consolidated financial statements.
SUBSEQUENT EVENT
On October 6, 2008, the Company announced the sale of its 37% interest in CI Financial Income Fund for $2.3 billion to Scotiabank in an all cash, private transaction. The sale is subject to regulatory approvals and is expected to close in the fourth quarter. A pre-tax gain of $1.1 billion will be recorded in the fourth quarter.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
4. Earnings (loss) per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Common shareholders’ net income (loss)	$(396)	$577	$656	$1,664
Less: Effect of stock options of subsidiaries(1)	3	5	12	15

Common shareholders’ net income (loss) on a diluted basis	$(399)	$572	$644	$1,649

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	568	562	570
Add: Adjustments relating to the dilutive impact of stock options(2)	— (3)	2	1	3

Weighted average number of shares outstanding on a diluted basis (in millions)	560	570	563	573

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests and, therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.

(3)	For the three months ended September 30, 2008, an adjustment of 1 million common shares related to the potential dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.
5. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its active Reinsurance business unit, and Corporate Support operations, which include run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements are negotiated. Inter-segment revenue for the three and nine months ended September 30, 2008, consists of interest of $31 and $100, respectively, ($37 and $112, respectively, in 2007) and fee income of $14 and $41, respectively ($19 and $60, respectively, in 2007).

Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

September 30, 2008
Revenue	$1,279	$546	$342	$180	$258	$(45)	$2,560
Total net income (loss)	$157	$(534)	$49	$(8)	$(43)	$—	$(379)

September 30, 2007
Revenue	$2,500	$2,052	$417	$286	$500	$(56)	$5,699
Total net income	$259	$170	$68	$30	$70	$—	$597

Results by segment for the nine months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

September 30, 2008
Revenue	$5,875	$3,230	$1,071	$370	$462	$(151)	$10,857
Total net income (loss)	$702	$(337)	$164	$17	$165	$—	$711

September 30, 2007
Revenue	$6,675	$6,193	$1,297	$683	$1,107	$(172)	$15,783
Total net income	$793	$424	$208	$85	$212	$—	$1,722

20      Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)

						Assets by segment as at

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Adjustments	Total

September 30, 2008
General fund assets	$54,920	$40,638	$802	$5,355	$12,829	$(1,333)	$113,211
Segregated funds net assets	$35,123	$26,864	$—	$1,741	$5,314	$—	$69,042

December 31, 2007
General fund assets	$55,497	$40,809	$945	$5,497	$13,967	$(1,248)	$115,467
Segregated funds net assets	$36,686	$27,741	$—	$1,936	$6,842	$—	$73,205

September 30, 2007
General fund assets	$55,120	$40,118	$891	$5,251	$14,482	$(1,186)	$114,676
Segregated funds net assets	$36,224	$27,657	$—	$1,662	$7,180	$—	$72,723

6. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates.
The Board of Directors is responsible for the annual review and approval of the Company’s capital plan, in conjunction with the operating plan. The Capital Management Committee (CMC) has management oversight responsibility for capital management. Corporate Treasury and Risk Management are responsible for the design and implementation of the capital management policy.
This policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risks associated with the businesses of the Company. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow the Company and its subsidiaries to take advantage of opportunities for expansion.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and non-operating life insurance companies (collectively, Insurance Holding Companies) issued by the Office of the Superintendent of Financial Institutions Canada (OSFI). Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. As an insurance holding company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment and set internal capital targets. The Insurance Holding Company guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. SLF Inc. was above its internal minimum target capital levels at September 30, 2008, December 31, 2007 and September 30, 2007.
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at September 30, 2008, December 31, 2007 and September 30, 2007, was above the levels that would require any regulatory or corrective action.
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was above the minimum level as at September 30, 2008, December 31, 2007 and September 30, 2007.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company maintained capital levels above the minimum local requirements as at September 30, 2008, December 31, 2007 and September 30, 2007.
Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at

	September 30	December 31	September 30
	2008	2007	2007

Equity:
Participating policyholders’ equity	$100	$95	$99
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,024	15,627	15,434

Total equity	16,619	17,217	17,028

Other capital securities:
Subordinated debt	2,553	1,796	1,823
Sun Life Assurance debentures, Series A, B(1)	1,150	1,150	1,150

Total other capital securities	3,703	2,946	2,973

Total capital	$20,322	$20,163	$20,001

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On January 12, 2008, SLF Inc. renewed its normal course issuer bid to purchase, for cancellation on or before January 11, 2009, through the facilities of the Toronto Stock Exchange (TSX), up to 20 million common shares, representing approximately 3.5% of the common shares issued and outstanding at that time. In 2007, SLF Inc. had a similar normal course issuer bid program during the period from January 12, 2007 to January 11, 2008. In the first three quarters of 2008, the Company purchased under these plans approximately 4.8 million of its common shares at an average price of $45.30 per share for a total amount of $217. Approximately 0.2 million common shares that had been purchased in the second quarter were settled and cancelled during the current quarter at an average price of $42.25 per share for a total amount of $8.
On June 26, 2008, SLF Inc. issued $350 principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The proceeds were used for general corporate purposes, including investments in subsidiaries.
On January 30, 2008, SLF Inc. issued $400 principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due in 2023. The proceeds were used for general corporate purposes, including investments in subsidiaries.
7. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included in the following sections.
i) FAIR VALUE HEDGES
The Company recorded a charge of $5 and a charge of $2 in other net investment income as hedge ineffectiveness for fair value hedges for the three and nine months ended September 30, 2008, respectively (credits of $5 and $12 for the three and nine months ended September 30, 2007, respectively). During the third quarter, certain cross currency interest rate swaps designated as fair value hedging instruments were settled and the hedging relationships terminated as a result of the other-than-temporary impairment of the hedged available-for-sale bonds as described in Section C) ii) of this note.
ii) CASH FLOW HEDGES
Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2009, 2010 and 2011. The amounts included in accumulated OCI related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The amounts excluded from the hedge effectiveness assessment for cash flow hedges and recorded as a charge to other net investment income were $1 and $3 for the three and nine months ended September 30, 2008, respectively (a charge of $1 and $2 for the three and nine months ended September 30, 2007, respectively). The Company expects to reclassify losses of $3 from accumulated OCI to net income within the next 12 months.
22     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consists of the following:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Bonds	$(2,265)	$(140)	$(4,381)	$(1,985)
Stocks	(545)	(43)	(744)	187
Other invested assets	(52)	(1)	(85)	36
Cash equivalents and short-term securities	—	(1)	—	(5)

Total changes in fair value of held-for-trading assets	$(2,862)	$(185)	$(5,210)	$(1,767)

C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	September 30, 2008		December 31, 2007		September 30, 2007

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,657	$1,102	$4,895	$273	$5,087	$175
Available-for-sale stocks(1)	369	101	238	34	107	15
Available-for-sale other invested assets(2)	160	14	108	12	122	14

Total temporarily impaired financial assets	$8,186	$1,217	$5,241	$319	$5,316	$204

(1)	This includes available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at September 30, 2008 ($13 and $14 as at December 31, 2007 and September 30, 2007, respectively).

(2)	This pertains to available-for-sale limited partnerships that are accounted for at cost with a carrying value of $174 as at September 30, 2008 ($120 and $136 as at December 31, 2007 and September 30, 2007, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale bonds and stocks are recorded to unrealized gains and (losses) in OCI.
Available-for-sale bonds are tested for impairment on a quarterly basis. Objective evidence of impairment includes financial difficulty of the issuer, bankruptcy or defaults and delinquency in payments of interest or principal. Where there is objective evidence that an available-for-sale bond is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets. Once an impairment loss is recorded to income, it is not reversed. Following impairment loss recognition, these assets will continue to be recorded at fair value with changes in fair value recorded to OCI and tested for further impairment quarterly. Interest is no longer accrued and previous interest accruals are reversed.
Available-for-sale stocks are tested for impairment on a quarterly basis. Objective evidence of impairment for stocks includes a significant or prolonged decline in fair value of the stock below cost or changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying value will not recover. The accounting for other-than-temporarily impaired available-for-sale stocks is the same as described previously for available-for-sale bonds.
The Company wrote down $260 and $271 of impaired available-for-sale assets recorded at fair value during the three and nine months ended September 30, 2008, respectively ($20 and $31 in the three and nine months ended September 30, 2007, respectively). Approximately $28 of the write-down during the third quarter relates to impaired available-for-sale bonds that were part of fair value hedging relationships as described in Section A) i) of this note. These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy. These write-downs are included in net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
D) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian generally accepted accounting principles. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)
During the quarter, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $442.
8. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2007 annual consolidated financial statements.
A) LIQUIDITY RISK
Liquidity risk is the risk that the Company will not have enough funds available to fund all cash outflow commitments as they fall due. The Company’s policies for managing liquidity risk are included in the 2007 annual consolidated financial statements.
The contractual maturities of the Company’s significant financial liabilities as at September 30, 2008 are shown in the following table. Expected general fund policyholder liabilities future cash flows are included on page 48 of the Company’s 2007 Management’s Discussion and Analysis included in its 2007 Annual Report. Maturities of borrowed funds, contractual commitments for operating leases and letters of credit as at December 31, 2007, are included in Notes 11C, 20A and 20C, respectively, of the 2007 annual consolidated financial statements.

	within	1 year to	3 years to	over 5	no fixed
	1 year	3 years	5 years	years	maturity	Total

Amounts on deposit(1)	$—	$—	$—	$—	$3,758	$3,758
Senior debentures and unsecured financing(2)	224	448	1,579	4,700	—	6,951
Subordinated debt(2)	151	302	1,403	2,218	—	4,074
Bond repurchase agreements and securities lending transactions	2,831	—	—	—	—	2,831
Accounts payable and accrued expenses	3,198	—	—	—	—	3,198
Contractual commitments(3)	713	419	16	93	—	1,241

Total liabilities	$7,117	$1,169	$2,998	$7,011	$3,758	$22,053

(1)	Amounts on deposit are generally payable on demand.

(2)	Includes expected interest payments.

(3)	Contractual commitments are not reported on the consolidated balance sheets.
B) MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) CURRENCY RISK
Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s risk management policies related to currency risk are described in Note 6 of the 2007 annual consolidated financial statements. As described in this policy, the Company generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements of that country. Currency risk for financial instruments arises when a net asset and liability mismatch is denominated in a currency other than the local currency in which they are measured. As at September 30, 2008, the Company did not have a material currency exposure related to financial instruments.
ii) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The Company’s policy for managing this risk is described in Note 9 of the 2007 annual consolidated financial statements. The estimated impact from policyholder obligations of an immediate parallel increase of 1% in interest rates as at September 30, 2008, across the yield curve in all markets, would be an increase in net income of $75. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $125.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at September 30, 2008, across the entire yield curve, would result in an estimated after-tax decrease in OCI of $405. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI of $425.
24     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)
iii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the equity risk associated with policyholder obligations is included in Note 9 of the 2007 annual consolidated financial statements. The estimated impact from these obligations on the Company from an immediate 10% increase across all equity markets would be an increase in net income of $159; conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income of $222.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at September 30, 2008, would result in an estimated after-tax increase in OCI of $50. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI of $50.
9. Changes in actuarial liabilities
Changes in actuarial liabilities for the three and nine months ended September 30, 2008 and September 30, 2007, are as follows:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Actuarial liabilities, beginning of period	$76,266	$81,101	$77,936	$86,415

Change in liabilities on in-force business	(2,463)	(709)	(6,386)	(4,412)
Liabilities arising from new policies	959	660	2,342	2,276

Decrease in actuarial liabilities	(1,504)	(49)	(4,044)	(2,136)

Actuarial liabilities before the following:	74,762	81,052	73,892	84,279
Acquisition	—	—	—	543
Effect of changes in currency exchange rates	823	(2,770)	1,693	(6,540)

Actuarial liabilities, September 30	75,585	78,282	75,585	78,282
Add: Other policy liabilities	1,971	1,820	1,971	1,820

Actuarial liabilities and other policy liabilities, September 30	$77,556	$80,102	$77,556	$80,102

10. Income taxes included in other comprehensive income (OCI)
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three and nine months ended September 30, 2008 and September 30, 2007:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Unrealized foreign currency gains and losses on net investment hedges	$8	$(5)	$(4)	$1
Unrealized gains and losses on available-for-sale assets	145	(12)	246	26
Reclassifications to net income for available-for-sale assets	(36)	4	(23)	22
Unrealized gains and losses on cash flow hedging instruments	4	25	10	10
Reclassifications to net income for cash flow hedges	(2)	1	(5)	3

Total income taxes benefit included in OCI	$119	$13	$224	$62

11. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three and nine months ended September 30, 2008 and September 30, 2007:

	For the three months ended		For the nine months ended

	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Pension benefit cost	$10	$11	$30	$34
Other post-retirement benefit income	$(2)	$(1)	$(5)	$(9)

Sun Life Financial Inc. | sunlife.com     25

Condensed notes to the interim consolidated financial statements (unaudited)
12. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
The Company receives distribution fees from CI Investments Inc. for sales of its products by agents licensed through the Company. Distribution fees for the three and nine months ended September 30, 2008 of $32 and $106, respectively, ($34 and $110, respectively, in 2007) are included in fee income in the interim consolidated statements of operations.
13. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
SLF Inc. has guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties, as described in Note 20 of the 2007 annual consolidated financial statements. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

				Results for the three months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Revenue	$78	$2,220	$479	$(217)	$2,560
Shareholders’ net income (loss)	$(378)	$103	$(495)	$392	$(378)

September 30, 2007
Revenue	$38	$4,333	$1,525	$(197)	$5,699
Shareholders’ net income	$595	$344	$254	$(598)	$595

	Results for the nine months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Revenue	$273	$8,678	$2,539	$(633)	$10,857
Shareholders’ net income (loss)	$709	$817	$(195)	$(622)	$709

September 30, 2007
Revenue	$124	$11,264	$4,972	$(577)	$15,783
Shareholders’ net income	$1,716	$1,137	$602	$(1,739)	$1,716

26     Sun Life Financial Inc. | Third Quarter 2008

Condensed notes to the interim consolidated financial statements (unaudited)

	Assets as at

			Other
		Sun Life	subsidiaries of
	SLF Inc.	Assurance	SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

September 30, 2008
Invested assets	$19,953	$76,746	$22,301	$(18,254)	$100,746
Total other assets	$6,306	$10,939	$11,804	$(16,584)	$12,465
Actuarial and other policy liabilities	$—	$63,374	$14,154	$28	$77,556
Total other liabilities	$9,740	$14,773	$14,191	$(19,668)	$19,036

December 31, 2007
Invested assets	$20,352	$77,928	$23,586	$(18,846)	$103,020
Total other assets	$5,798	$9,999	$11,607	$(14,957)	$12,447
Actuarial and other policy liabilities	$—	$64,502	$15,175	$153	$79,830
Total other liabilities	$9,028	$13,543	$14,041	$(18,192)	$18,420

September 30, 2007
Invested assets	$20,256	$76,467	$22,995	$(18,464)	$101,254
Total other assets	$6,274	$10,670	$13,933	$(17,455)	$13,422
Actuarial and other policy liabilities	$—	$64,408	$15,530	$164	$80,102
Total other liabilities	$9,601	$12,961	$15,739	$(20,755)	$17,546

14. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $373, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com     27

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
1st Floor, Industry House
159 Churchgate Reclamation
Mumbai, India 400 020
Tel: 91-22-6716-8000
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 0800 140 1262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

28     Sun Life Financial Inc. | Second Quarter 2008

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Center
6766 Ayala Avenue cor Paseo de Roxas
Makati City 1200
Metro Manila, Philippines
From Metro Manila:
Tel: PLDT (632) 830-5353
       GLOBE (632) 755-5353
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2008 Dividend dates
Common shares

Record dates	Payment dates

February 27	April 1, 2008
May 21	July 2, 2008
August 20	October 1, 2008
November 19	January 2, 2009

Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A Series 2 - SLF.PR.B Series 3 - SLF.PR.C Series 4 - SLF.PR.D Series 5 - SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of October 27, 2008, there were 559,693,212 outstanding common shares, which are the only voting securities.

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Sun Life Financial Inc.	150 King Street West Toronto, Ontario Canada M5H 1J9

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